As filed with the Securities and Exchange Commission on January 17, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AVISTA CORPORATION

(Exact name of Registrant as specified in its charter)

Washington		91-0462470
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
1411 East Mission Avenue Spokane, Washington 99202 (509) 489-0500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

AVISTA CORPORATION

LONG-TERM INCENTIVE PLAN

(Full title of the plan)

MARIAN M. DURKIN Senior Vice President, General Counsel and Chief Compliance Officer Avista Corporation 1411 East Mission Avenue Spokane, Washington 99202 (509) 489-0500	J. ANTHONY TERRELL MICHAEL F. FITZPATRICK, JR. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

(Name and address, including zip code, and telephone number, including area code, of agents for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock (no par value)	1,000,000 shares	$24.97	$24,970,000	$2,861.57

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement also covers such indeterminable number of additional securities as may become deliverable as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(h) under the Securities Act of 1933 on the basis of the average of the high and low prices of the registrant’s common stock on the New York Stock Exchange composite tape on January 13, 2012.

EXPLANATORY NOTE

This registration statement is being filed solely to register 1,000,000 additional shares of common stock, no par value (“Common Stock”), of Avista Corporation, a Washington corporation (the “Company” or “Avista”), that may be delivered pursuant to the Company’s Long-Term Incentive Plan (the “Plan”). The Company previously filed a registration statement on Form S-8 (File No. 333-126577) on July 13, 2005 (the “Prior Registration Statement”), covering 1,000,000 shares of its Common Stock (of which 947,474 remain undelivered), for delivery under the Plan. The total number of shares currently registered for delivery pursuant to the Plan is 1,947,474 shares as of the date hereof, which consists of the 1,000,000 additional shares registered by this Registration Statement and the 947,474 shares that remain registered and undelivered under the Prior Registration Statement. The documents that, taken together, constitute the prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933, as amended, for purposes of this Registration Statement will be used as a combined prospectus under this Registration Statement and the Prior Registration Statement.

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

A.	Documents Incorporated by Reference

Avista is incorporating into this registration statement by reference:

•	Avista’s most recent Annual Report on Form 10-K filed with the SEC pursuant to the Exchange Act;

•

all other documents filed by Avista with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the filing of our most recent Annual Report and prior to the termination of the offering, and all of those documents are deemed to be a part of this registration statement from the date of filing such documents; it being understood that documents, or portions of documents, that are “furnished” but not “filed”, in accordance with SEC rules, will not be deemed to be incorporated by reference. Avista refers to the documents incorporated into this registration statement by reference as the “Incorporated Documents.” Any statement contained in an Incorporated Document may be modified or superseded by a statement in this registration statement (if such Incorporated Document was filed prior to the date of this registration statement) in any prospectus supplement or in any subsequently filed Incorporated Document. The Incorporated Documents as of the date of this registration statement are:

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011; and

•

Current Reports on Form 8-K dated February 4, February 11, May 12, May 13, May 16, June 28, July 5, August 12, August 16, August 26, September 30, October 27, November 21, and December 14, 2011 and January 5, 2012 and Current Report on Form 8-K/A, Amendment No. 1, filed on August 16, 2011.

B.	Experts

The consolidated financial statements incorporated in this registration statement by reference from the Company’s Annual Report on Form 10-K and the effectiveness of Avista Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, (which reports (1) express an unqualified opinion on the consolidated financial statements and, in the Annual Report for the year ended December 31, 2010, include an explanatory paragraph relating to the adoption of Accounting Standards Update No. 2009-17, Consolidations-Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim consolidated financial information, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Avista Corporation’s Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

C.	Legal Matters

The legality of the shares of Common Stock offered under the Plan has been passed upon for Avista by Marian M. Durkin, Esq., Senior Vice President, General Counsel and Chief Compliance Officer of Avista, and by Dewey & LeBoeuf LLP, counsel to Avista. In giving its opinion, Dewey & LeBoeuf LLP has relied as to matters of Washington, Idaho, Montana and Oregon law upon the opinion of Marian M. Durkin, Esq.

Item 4.	Description of Securities.

The Company’s Common Stock, which is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and is listed on the New York Stock Exchange, is described below.

General

The authorized capital stock of Avista, as set forth in its Restated Articles of Incorporation, as amended, consists of 10,000,000 shares of Preferred Stock, cumulative, without nominal or par value (“Preferred Stock”), which is issuable in series, and 200,000,000 shares of Common Stock without nominal or par value (“Common Stock”). Following is a brief description of certain of the rights and privileges of the Common Stock.

Avista may issue additional shares of its Common Stock from time to time. The terms of the Common Stock include those stated in the Avista Articles and the Avista Bylaws and those made applicable thereto by the Washington Business Corporation Act (the “Washington BCA”). The following summary is not complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to Avista’s Restated Articles of Incorporation, as amended (the “Articles”), Avista’s Bylaws (the “Bylaws”) and the Washington BCA. Avista has filed the Articles and the Bylaws as exhibits to the registration statement of which this prospectus forms a part. Whenever particular provisions of the Articles or the Bylaws are referred to, those provisions are incorporated as part of the statements made in this prospectus and those statements are qualified in their entirety by that reference.

Dividend Rights

After full provision for all Preferred Stock dividends declared or in arrears, the holders of Common Stock are entitled to receive such dividends as may be lawfully declared from time to time by Avista’s Board of Directors.

Voting Rights

The holders of the Common Stock have sole voting power, except as indicated below or as otherwise provided by law. Each holder of Common Stock is entitled to one vote per share.

In an uncontested election of directors, each vote may be cast “for” or “against” one or more candidates, or a shareholder may “abstain” with respect to one or more candidates. A candidate is elected to the Board of Directors if the number of votes cast “for” such candidate exceeds the number of votes cast “against” such candidate; and “abstentions” are not counted as votes “for” or “against”. If an incumbent director does not receive a majority of votes cast, he or she would continue to serve a term that would terminate on the date that is the earliest of (a) the date of the commencement of the term of a new director selected by the board to fill the office held by such director, (b) the effective date of the resignation of such director and (c) the date of the next Annual Meeting of Shareholders. In a contested election – that is, an election in which the number of candidates exceeds the total number of directors to be elected – shareholders would be allowed to vote “for” one or more candidates (not to exceed the number of directors to be elected) or “withhold” votes with respect to one or more candidates. The candidates elected would be those receiving the largest number of votes (up to the number of directors to be elected). Shareholders are not allowed to cumulate their votes in any election (whether or not contested).

Under the Articles, whenever and as often as, at any date, dividends payable on any shares of Preferred Stock shall be in arrears in an amount equal to the aggregate amount of dividends accumulated on such shares of Preferred Stock over the eighteen (18) month period ended on such date, the holders of the Preferred Stock, voting separately and as a single class, are entitled to elect a majority of the Board of Directors, and the holders of the Common Stock, voting separately and as a single class, will be entitled to elect the remaining directors. Such voting rights of the holders of the Preferred Stock cease when all defaults in the payment of dividends on the Preferred Stock have been cured.

In addition, the consent of various proportions of the Preferred Stock at the time outstanding is required to adopt any amendment to the Articles which would authorize any new class of stock ranking prior to or on a parity with the Preferred Stock as to certain matters, to increase the authorized number of shares of the Preferred Stock, to change any of the rights or preferences of outstanding Preferred Stock or to issue additional shares of Preferred Stock unless an earnings test is satisfied.

Board of Directors

Both the Articles and the Bylaws provide that, commencing with the 2012 Annual Meeting of Shareholders, all directors will be elected at each annual meeting for a term that will expire at the next succeeding annual meeting. Vacancies occurring in the Board of Directors may be filled by the Board. Directors may be removed only for cause and only if the number of votes cast by holders of Common Stock for removal of a director exceeds the number of votes cast against such removal.

The Avista Articles and Avista Bylaws further require an affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock to alter, amend or repeal the provisions relating to the classification of the Board of Directors and the removal of members from, and the filling of vacancies on, the Board of Directors.

“Fair Price” Provision

The Articles contain a “fair price” provision which requires the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock for the consummation of certain business combinations, including mergers, consolidations, recapitalizations, certain dispositions of assets, certain issuances of securities, liquidations and dissolutions involving Avista and a person or entity who is or, under certain circumstances, was, a beneficial owner of 10% or more of the outstanding shares of Common Stock (an “Interested Shareholder”) unless

•	such business combination shall have been approved by a majority of the directors unaffiliated with the Interested Shareholder, or

•

certain minimum price and procedural requirements are met. The Articles provide that the “fair price” provision may be altered, amended or repealed only by the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock.

Statutory Limitation on “Significant Business Transactions”

General

The Washington BCA contains provisions that limit our ability to engage in “significant business transactions” with an “acquiring person”, each as defined below. We have no right to waive the applicability of these provisions.

Significant Business Transactions Within Five Years of Share Acquisition Time

Subject to certain exceptions, for five years after an “acquiring person’s” “share acquisition time”, Avista may not engage in any “significant business transaction” with such “acquiring person” unless

•	before such “share acquisition time”, a majority of the Board of Directors approves either:

•	such “significant business transaction”; or

•	the purchase of shares made by such “acquiring person”; or

•	at or subsequent to such “share acquisition time”, such “significant business transaction” has been approved by

•	a majority of the Board of Directors

•	the holders of 2/3 of the outstanding shares of Common Stock (except shares beneficially owned by or under the voting control of the “acquiring person”).

Significant Business Transactions More Than Five Years After Share Acquisition Time

Avista may not engage in certain “significant business transactions” (including mergers, share exchanges and consolidations) with any “acquiring person” unless:

•	the transaction complies with certain “fair price” provisions specified in the statute; or

•

no earlier than five years after the “acquiring person’s” “share acquisition time”, the “significant business transaction” is approved at an annual or special meeting of shareholders (in which the “acquiring person’s” shares may not be counted in determining whether the “significant business transaction” has been approved).

Definitions

As used in this section:

“Significant business transaction” means any of various specified transactions involving an “acquiring person”, including:

•	a merger, share exchange, or consolidation of Avista or any of its subsidiaries with an “acquiring person” or its affiliate;

•

a sale, lease, transfer or other disposition to an “acquiring person” or its affiliate of assets of Avista or any of its subsidiaries having an aggregate market value equal to 5% or more of all of the assets determined on a consolidated basis, or all the outstanding shares of Avista, or representing 5% or more of its earning power or net income determined on a consolidated basis;

•

termination, at any time over the five-year period following the “share acquisition time”, of 5% or more of the employees of Avista as a result of the “acquiring person’s” acquisition of 10% or more of the shares of Avista; and

•

the issuance or redemption by Avista or any of its subsidiaries of shares (or of options, warrants, or rights to acquire shares) of Avista or any of its subsidiaries to or beneficially owned by an “acquiring person” or its affiliate except pursuant to an offer, dividend distribution or redemption paid or made pro rata to all shareholders (or holders of options, warrants or rights).

“Acquiring person” means, with certain exceptions, a person (or group of persons) other than Avista or its subsidiaries who beneficially owns 10% or more of the outstanding Common Stock of Avista.

“Share acquisition time” means the time at which a person first becomes an “acquiring person” of Avista.

Anti-Takeover Effect

The provisions of the Articles and the Bylaws described above under “Fair Price’ Provision”, together with the provisions of the Washington BCA described above under “Statutory Limitations on ‘Significant Business Transactions’”, considered either individually or in the aggregate, may have an “anti-takeover” effect. These provisions could discourage a future takeover attempt which is not approved by Avista’s Board of Directors but which individual shareholders might deem to be in their best interests or in which shareholders would receive a premium for their shares over current market prices. As a result, shareholders who might desire to participate in such a transaction might not have an opportunity to do so.

Liquidation Rights

In the event of any liquidation or dissolution of Avista, after satisfaction of the preferential liquidation rights of the Preferred Stock, the holders of Common Stock would be entitled to share ratably in all assets of Avista available for distribution to shareholders.

Pre-Emptive Rights

No holder of Common Stock has any pre-emptive rights.

Miscellaneous

The presently outstanding shares of Common Stock are fully paid and non-assessable. Upon issuance as contemplated by this prospectus and the applicable prospectus supplement, additional shares of Common Stock will be fully paid and nonassessable. The holders of such shares of Common Stock are not and will not be subject to liability for further calls or assessment by, or for liabilities of, Avista.

The outstanding shares of Common Stock are listed on the New York Stock Exchange. Any new shares of Common Stock will also be listed on that Exchange subject to official notice of issuance.

The Transfer Agent and Registrar for the Common Stock is The Bank of New York Mellon, 480 Washington Boulevard, Jersey City, New Jersey 07310.

Item 5.	Interests of Named Experts and Counsel.

A.	Interests of Named Experts

Not applicable.

B.	Interests of Named Counsel

Interests in the Registrant of Marian M. Durkin, Esq. are disclosed in the Registrant’s Proxy Statement filed under Section 14 of the Exchange Act and incorporated herein by reference.

Item 6.	Indemnification of Directors and Officers.

Article Seventh of Avista’s Restated Articles of Incorporation (the “Articles”) provides, in part, as follows:

“The Corporation shall, to the full extent permitted by applicable law, as from time to time in effect, indemnify any person made a party to, or otherwise involved in, any proceeding by reason of the fact that he or she is or was a Director of the Corporation against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any such proceeding. The Corporation shall pay any reasonable expenses incurred by a Director in connection with any such proceeding in advance of the final determination thereof upon receipt from such Director of such undertakings for repayment as may be required by applicable law and a written affirmation by such Director that he or she has met the standard of conduct necessary for indemnification, but without any prior determination, which would otherwise be required by Washington law, that such standard of conduct has been met. The Corporation may enter into agreements with each Director obligating the Corporation to make such indemnification and advances of expenses as are contemplated herein. Notwithstanding the foregoing, the Corporation shall not make any indemnification or advance, which is prohibited by applicable law. The rights to indemnity and advancement of expenses granted herein shall continue as to any person who has ceased to be a Director and shall inure to the benefit of the heirs, executors and administrators of such a person.”

Avista has entered into indemnification agreements with each director as contemplated in Article Seventh of the Articles.

Reference is made to Revised Code of Washington 23B.08.510, which sets forth the extent to which indemnification is permitted under the laws of the State of Washington.

Article IX of Avista Corporation’s Bylaws contains an indemnification provision similar to that contained in the Articles and, in addition, provides in part as follows:

“Section 2. Liability Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the laws of the State of Washington.”

Insurance is maintained on a regular basis (and not specifically in connection with this offering) against liabilities arising on the part of directors and officers out of their performance in such capacities or arising on the part of the Registrant out of its foregoing indemnification provisions, subject to certain exclusions and to the policy limits.

Item 8.	Exhibits.

Reference is made to the Exhibit Index on page II-12 hereof.

Item 9.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 % change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

POWER OF ATTORNEY

Each director and/or officer of the Registrant whose signature appears below hereby appoints each of Scott L. Morris, Mark T. Thies and each Agent for Service named in this registration statement, severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities indicated below, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments, to this registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane and State of Washington, on the day of January 17th, 2012.

AVISTA CORPORATION

By /s/ Mark T. Thies

Mark T. Thies

Senior Vice President and

Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott L. Morris	Principal Executive Officer	January 17, 2012
Scott L. Morris Chairman of the Board, President and Chief Executive Officer

/s/ Mark T. Thies	Senior Vice President and Chief Financial Officer	January 17, 2012
Mark T. Thies Senior Vice President and Chief Financial Officer

/s/ Christy M. Burmeister-Smith	Vice President, Controller and Principal Accounting Officer	January 17, 2012
Christy M. Burmeister-Smith Vice President, Controller and Principal Accounting Officer

/s/ Erik J. Anderson	Director	January 17, 2012
Erik J. Anderson

/s/ Kristianne Blake	Director	January 17, 2012
Kristianne Blake

/s/ Donald C. Burke	Director	January 17, 2012
Donald C. Burke

/s/ Rick R. Holley	Director	January 17, 2012
Rick R. Holley

/s/ John F. Kelly	Director	January 17, 2012
John F. Kelly

/s/ Rebecca A. Klein	Director	January 17, 2012
Rebecca A. Klein

/s/ Michael L. Noël	Director	January 17, 2012
Michael L. Noël

/s/ Marc F. Racicot	Director	January 17, 2012
Marc F. Racicot

/s/ Heidi B. Stanley	Director	January 17, 2012
Heidi B. Stanley

/s/ R. John Taylor	Director	January 17, 2012
R. John Taylor

EXHIBIT INDEX

4(a)*	Restated Articles of Incorporation, as amended May 23, 2011 (filed as Exhibit 3(i) to Form 10-Q for the quarter ended June 30, 2011).

4(b)*	Bylaws, as amended August 12, 2011 (filed as Exhibit 3.2 to Form 8-K dated August 18, 2011).

4(c)*	Avista Corporation Long-Term Incentive Plan, as amended, filed as Appendix A to the Definitive Proxy Statement on Schedule 14A of Avista Corporation filed on March 31, 2010, which appendix is incorporated herein by reference.

5(a)	Opinion and Consent of Marian M. Durkin, Esq.

5(b)	Opinion and Consent of Dewey & LeBoeuf LLP.

15	Letter re: Unaudited Interim Financial Information

23(a)	Consent of Marian M. Durkin, Esq. (contained in Exhibit 5(a)).

23(b)	Consent of Dewey & LeBoeuf LLP (contained in Exhibit 5(b)).

23(c)	Consent of Deloitte & Touche LLP.

24	Power of Attorney (included on page II-11).

*	Incorporated herein by reference.